Exhibit 99.1

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	April 30, 2023	October 31, 2022
ASSETS

CURRENT ASSETS:
Cash	$35,923,605	$2,508
Restricted cash	732,602	692,734
Short-term investments	—	26,179,662
Accounts receivable, net	114,489	51,202
Note receivable	—	7,500,000
Interest receivable	—	262,192
Due from related party	—	1,369
Other current assets	121,389	168,957

Total Current Assets	36,892,085	34,858,624

NON-CURRENT ASSETS:
Property and equipment, net	7,424	8,688
Right-of-use assets, operating leases, net	82,094	143,438
Other non-current assets	21,213	20,078

Total Non-current Assets	110,731	172,204

Total Assets	$37,002,816	$35,030,828

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$517,035	$466,878
Salary payable	643,043	424,987
Accrued liabilities and other payables	382,895	384,893
Due to related parties	810,725	126,530
Operating lease liabilities	82,831	90,800

Total Current Liabilities	2,436,529	1,494,088

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	16,540	54,718

Total Non-current Liabilities	16,540	54,718

Total Liabilities	2,453,069	1,548,806

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders’ Equity:
Ordinary shares: $0.005 par value; 10,000,000 shares authorized;
Class A ordinary shares: $0.005 par value; 9,500,000 shares authorized; 3,024,745 shares issued and outstanding at April 30, 2023; 2,537,200 shares issued and 2,527,200 shares outstanding at October 31, 2022	15,124	12,636
Class B ordinary shares: $0.005 par value; 500,000 shares authorized; 250,000 shares issued and outstanding at April 30, 2023 and October 31, 2022	1,250	1,250
Additional paid-in capital	43,728,524	42,663,012
Less: ordinary stock held in treasury, at cost; 0 share at April 30, 2023 and 10,000 shares at October 31, 2022	—	—
Accumulated deficit	(7,287,070)	(5,800,817)
Statutory reserve	226,253	226,253
Accumulated other comprehensive loss	(2,134,757)	(3,620,712)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	34,549,324	33,481,622
Non-controlling interest	423	400

Total Equity	34,549,747	33,482,022

Total Liabilities and Equity	$37,002,816	$35,030,828

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2023	2022

REVENUE	$724,859	$945,645

OPERATING EXPENSES
Selling and marketing	1,564,353	1,113,896
General and administrative - professional fees	735,314	930,873
General and administrative - compensation and related benefits	290,810	2,346,067
General and administrative - other	62,368	435,233

Total Operating Expenses	2,652,845	4,826,069

LOSS FROM OPERATIONS	(1,927,986)	(3,880,424)

OTHER INCOME (EXPENSE)
Interest income	468,200	368,498
Other (expense) income	(6,464)	29,609

Total Other Income, net	461,736	398,107

LOSS BEFORE INCOME TAXES	(1,466,250)	(3,482,317)

INCOME TAXES	20,003	21,410

NET LOSS	$(1,486,253)	$(3,503,727)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	(20)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(1,486,253)	$(3,503,707)

COMPREHENSIVE LOSS:
NET LOSS	(1,486,253)	(3,503,727)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	1,485,978	(947,912)
COMPREHENSIVE LOSS	$(275)	$(4,451,639)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	23	(34)
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(298)	$(4,451,605)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.50)	$(1.42)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	2,974,507	2,459,786

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2023

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares					Treasury Stock				Accumulated
	Class A		Class B		Additional	Number				Other
	Number of		Number of		Paid-in	of		Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Reserve	Loss	Interest	Equity

Balance, October 31, 2022	2,527,200	$12,636	250,000	$1,250	$42,663,012	(10,000)	$—	$(5,800,817)	$226,253	$(3,620,712)	$400	$33,482,022

Cancellation of treasury stock	—	—	—	—	—	10,000	—	—	—	—	—	—

Issuance of ordinary share for services	490,000	2,450	—	—	1,065,550	—	—	—	—	—	—	1,068,000

Shares issued for adjustment for 1:5 reverse split	7,545	38	—	—	(38)	—	—	—	—	—	—	—

Net loss for the six months ended April 30, 2023	—	—	—	—	—	—	—	(1,486,253)	—	—	—	(1,486,253)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,485,955	23	1,485,978

Balance, April 30, 2023	3,024,745	$15,124	250,000	$1,250	$43,728,524	—	$—	$(7,287,070)	$226,253	$(2,134,757)	$423	$34,549,747

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2022

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares					Treasury Stock				Accumulated
	Class A		Class B		Additional	Number				Other
	Number of		Number of		Paid-in	of		Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Reserve	Income (Loss)	Interest	Equity

Balance, October 31, 2021	2,020,000	$10,100	250,000	$1,250	$39,776,761	—	$—	$(1,090,060)	$199,653	$96,709	$489	$38,994,902

Issuance of ordinary share for services	427,200	2,136	—	—	2,586,692	—	—	—	—	—	—	2,588,828

Treasury stock purchase	—	—	—	—	—	90,000	—	—	—	—	—	—

Net loss for the six months ended April 30, 2022	—	—	—	—	—	—	—	(3,503,707)	—	—	(20)	(3,503,727)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(947,898)	(14)	(947,912)

Balance, April 30, 2022	2,447,200	$12,236	250,000	$1,250	$42,363,453	90,000	$—	$(4,593,767)	$199,653	$(851,189)	$455	$37,132,091

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,486,253)	$(3,503,727)
Adjustments to reconcile net loss to
net cash provided by (used in) operating activities:
Depreciation expense and amortization of intangible assets	1,017	12,497
Amortization of right-of-use assets	55,334	168,618
Stock-based compensation and service expense	1,068,000	2,588,828
Bad debt provision	25	—
Loss on disposal of property and equipment	735	—
Changes in operating assets and liabilities:
Accounts receivable	(60,321)	221,522
Security deposit	4,402	16,880
Interest receivable	262,192	(73,972)
Due from related party	1,444	(2,578)
Other assets	55,340	292,661
Taxes payable	24,428	21,814
Salary payable	204,189	109,129
Accrued liabilities and other payables	(8,959)	182,255
Due to related parties	683,003	(2,578)
Operating lease liabilities	(42,993)	(106,957)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	761,583	(75,608)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(2,436)
Proceeds from note receivable	7,500,000	—
Proceeds from sale of short-term investments	27,615,075	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	35,115,075	(2,436)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related parties' borrowings	—	233,811
Repayments of related parties' borrowings	—	(233,811)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	—

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	84,307	(955,185)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	35,960,965	(1,033,229)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	695,242	30,843,641

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$36,656,207	$29,810,412

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$22
Income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reissuance of treasury stock	$25,000	$—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of period	$2,508	$30,024,372
Restricted cash at beginning of period	692,734	819,269
Total cash, cash equivalents and restricted cash at beginning of period	$695,242	$30,843,641

Cash and cash equivalents at end of period	$35,923,605	$29,015,368
Restricted cash at end of period	732,602	795,044
Total cash, cash equivalents and restricted cash at end of period	$36,656,207	$29,810,412

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”).   TRX ZJ was established on January 18, 2010 and formed three subsidiaries in PRC.

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the U.S. GAAP, hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

On May 20, 2019, the Company completed its reorganization of the entities under the common control of two majority shareholders, Mr. Zhe Wang and Mrs. Sheng Xu, who is Mr. Zhe Wang’s wife, through their 100% controlled entities incorporated in the British Virgin Islands (“BVI”), and indirectly owned a majority of the equity interests of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries prior to and after the Reorganization. The Company was established as a holding company of TRX BJ. TRX BJ is the primary beneficiary of TRX ZJ for accounting purposes only, and all of these entities are under the common control of the Company’s ultimate controlling shareholders before and after the Reorganization, which resulted in the consolidation of the Company and was accounted for as a reorganization of entities under common control at carrying value and for accounting purposes, the reorganization was accounted for as a recapitalization.

The accompanying unaudited condensed consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019

TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service provider

VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016

TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016

Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended October 31, 2022 filed with the Securities and Exchange Commission on March 15, 2023.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

There have been no changes to the Company’s significant accounting policies described in the Company’s 2022 Annual Report on Form 20-F filed with the SEC that have had a material impact on the Company’s financial condition, and operating results.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2023 and 2022 include the valuation of deferred tax assets and the associated valuation allowances, and the valuation of stock-based compensation.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (continued)

●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Assets and liabilities measured at fair value on a recurring basis. Short-term investments are measured at fair value on a recurring basis. These assets are measured at fair value on an ongoing basis.

The Company did not have any short-term investment at April 30, 2023.

The following table provides these assets carried at fair value, measured as of October 31, 2022:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2022
Short-term investment	$—	$26,179,662	$—	$26,179,662

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in banks, savings, deposit accounts, and all highly liquid instruments with a maturity of three months or less when purchased and money market accounts.

At April 30, 2023 and October 31, 2022, the Company’s cash balances by geographic area were as follows:

Country:	April 30, 2023		October 31, 2022
China	$28,123,605	78.3%	$1,917	76.4%
Hong Kong	7,800,000	21.7%	591	23.6%
Total cash	$35,923,605	100.0%	$2,508	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

For purposes of the unaudited condensed consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less when purchased and money market accounts to be cash equivalents. The Company had no cash equivalents at April 30, 2023 and October 31, 2022.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of April 30, 2023 and October 31, 2022, restricted cash amounted to $732,602 and $692,734, respectively.

Concentration of Credit Risk and Uncertainties

The ramifications of the COVID-19 pandemic, reported to have started in December 2019 in China and spread globally, are filled with uncertainty and changing quickly.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties (continued)

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $72,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2023, cash balances held in the PRC were RMB 199,459,879 (approximately $28,856,000), of which, RMB 198,208,941 (approximately $28,675,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Short-term Investments

Short-term investments are investments in wealth management products with underlying bonds offered by a private entity. The investments can be redeemed upon notice and their carrying values approximate their fair values. The income (loss) from sale of any investments and fair value change are recognized in the statement of operations.

The Company had short-term investments of $0 and $26,179,662 as of April 30, 2023 and October 31, 2022, respectively. Income from short term investments for the six months ended April 30, 2023 and 2022 amounted to $429,645 and $293,172, respectively, which was included in interest income on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

At April 30, 2023 and October 31, 2022, accounts receivable consisted of the following:

	April 30, 2023	October 31, 2022
Accounts receivable	$114,514	$51,202
Less: allowance for doubtful accounts	(25)	—
	$114,489	$51,202

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reserve for Policy Cancellations

Managements establishes the policy cancellation reserve based on historical and current data on cancellations. No allowance for cancellations has been recognized for our brokerage business as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company’s revenue is derived from contracts with customers of provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums.  Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellations has been recognized for its brokerage business, as the Company estimates, based on its past experience, that cancellations of policies rarely occur. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellations of policies were 0.6% and 0.8% of the total commission revenue for the six months ended April 30, 2023 and 2022, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 0 and 9 hours in connection with the claim process services provided to the insureds for the six months ended April 30, 2023 and 2022, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries, is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The condensed consolidated balance sheet amounts, with the exception of equity, at April 30, 2023 and October 31, 2022 were translated at RMB 6.9122 to $1.00 and at RMB 7.3029 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the six months ended April 30, 2023 and 2022 were RMB 6.9233 and RMB 6.3721 to $1.00, respectively.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the six months ended April 30, 2023 and 2022, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Per Share Date (continued)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Six Months Ended April 30,
	2023	2022
Stock warrants	709,000	709,000
Potentially dilutive securities	709,000	709,000

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the six months ended April 30, 2023 and 2022, all of the Company’s customers were in the PRC and all revenue was derived from the provision of insurance brokerage services.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

Reverse Stock Split

The Company effected a one-for-five reverse stock split on November 16, 2022. All share and per share information has been retroactively adjusted to reflect this reverse stock split.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company expects that the adoption will not have a material impact on its unaudited condensed consolidated financial condition, results of operations and cash flows.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –OTHER CURRENT AND NON-CURRENT ASSETS

At April 30, 2023 and October 31, 2022, other current and non-current assets consisted of the following:

	April 30, 2023	October 31, 2022
Prepaid professional fees (1)	$54,004	$108,345
Recoverable VAT	41,377	33,553
Security deposit	21,213	24,251
Other	26,008	22,886
Total	$142,602	$189,035

Current portion	$121,389	$168,957
Non-current portion	21,213	20,078
Total	$142,602	$189,035
(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

NOTE 5 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.5 million on January 29, 2021. This note had a maturity date of January 29, 2023 and the Company collected the note at maturity. The note bears a fixed interest rate of 2.0% per annum.

As of April 30, 2023 and October 31, 2022, the outstanding principal balance of the note was $0 and $7,500,000, respectively, and was recorded as “Note receivable” on the accompanying condensed consolidated balance sheets. The interest income related to this note was $37,808 and $73,973 for the six months ended April 30, 2023 and 2022, respectively, and was included in “Interest income” on the unaudited condensed consolidated statements of operations and comprehensive loss. As of April 30, 2023 and October 31, 2022, the outstanding interest balance related to the note was $0 and $262,192, respectively, and was included in “Interest receivable” on the accompanying condensed consolidated balance sheets.

NOTE 6 – TAXES PAYABLE

At April 30, 2023 and October 31, 2022, taxes payable consisted of the following:

	April 30, 2023	October 31, 2022
Income taxes payable	$515,494	$465,291
VAT payable	—	458
Other	1,541	1,129
	$517,035	$466,878

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

At April 30, 2023 and October 31, 2022, accrued liabilities and other payables consisted of the following:

	April 30, 2023	October 31, 2022
Accrued professional service fees	$311,417	$310,476
Other	71,478	74,417
	$382,895	$384,893

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS

Office Space from Related Party

In the six months ended April 30, 2023, the Company did not lease any office space from related party.

In the six months ended April 30, 2022, the Company leases office space from Beijing Wandezhonggui Management Consulting Co., Ltd. (“WDZG Consulting”), which owns 100% of TRX ZJ. For the six months ended April 30, 2022, rent expense related to office leases from WDZG Consulting amounted approximately $4,000, which have been included in general and administrative - other on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Borrowings from Related Parties and Interest Expense

In the six months ended April 30, 2023, the Company did not have any related party borrowing.

In the six months ended April 30, 2022, the Company borrowed $233,811 from related parties for working capital needs and repaid $233,811 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Due from Related Party

At April 30, 2023 and October 31, 2022, due from related party consisted of the following:

Name of related party	April 30, 2023	October 31, 2022
Wei Chen (*)	$—	$1,369
	$—	$1,369

(*) Wei Chen is the Company’s manager.

The balance due from such related party was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at October 31, 2022. The Company historically has not experienced an uncollectible receivable from the related party.

Due to Related Parties

At April 30, 2023 and October 31, 2022, due to related parties consisted of the following:

Name of related party	April 30, 2023	October 31, 2022
Baohai Xu (*)	$232,582	$105,500
Feng’e Feng (**)	186,571	—
Mingxiu Luan (***)	125,027	—
Sheng Xu (**)	105,500	—
Mufang Gao (****)	79,870	—
Zhe Wang (****)	68,958	—
WDZG Consulting	9,983	9,449
Liwei Song (*)	1,855	—
Fan Shen (*)	329	578
Kui Che (*)	50	48
Xiangchun Ruan (*)	—	10,955
	$810,725	$126,530

(*) Baohai Xu, Liwei Song, Fan Shen, Kui Che, and Xiangchun Ruan are the Company’s mangers.

(**) Feng’e Feng is Sheng Xu’s mother. Sheng Xu, who is Mr. Zhe Wang’s wife, is the Company’s director.

(***) Mingxiu Luan is the Company’s chief financial officer.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS (continued)

Due to Related Parties (continued)

(****) Mufang Gao is Zhe Wang’s mother. Zhe Wang is the Company’s director, chairman and chief executive officer.

The balance  due to related parties represents expense paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

NOTE 9 – EQUITY

Ordinary Shares

The Company’s outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to eighteen (18) votes on all matters subject to vote at general meetings of the Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Ordinary Shares Issued for Services

During the six months ended April 30, 2023, the Company issued a total of 490,000 shares of its Class A ordinary shares pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $1,068,000, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $1,068,000 for the six months ended April 30, 2023.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. As of April 30, 2023, the Company had issued a total of 997,200 shares of Class A ordinary stock.

Warrants

Stock warrants activities during the six months ended April 30, 2023 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2022	709,000	$38.86
Granted	—	—
Exercised	—	—
Outstanding at April 30, 2023	709,000	$38.86
Warrants exercisable at April 30, 2023	709,000	$38.86

Both the stock warrants outstanding and stock warrants exercisable at April 30, 2023 had no intrinsic value.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – EQUITY (continued)

Warrants (continued)

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at April 30, 2023:

Warrants Outstanding			Warrants Exercisable
				Weighted
Range of				Average
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at April 30, 2023	Contractual Life (Years)	April 30, 2023	Price
$25.00	54,000	0.75	54,000	$25.00
40.00	655,000	3.12	655,000	40.00
$25.00 – 40.00	709,000	2.94	709,000	$38.86

Statutory Reserve and Restricted Net Assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party.

As of both April 30, 2023 and October 31, 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $226,253, and total restricted net assets amounted to $6,683,176.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the six months ended April 30, 2023, TRX HK transferred cash of approximately $600 to TRX BJ.

There was no cash or other assets transfer between TRX, its subsidiaries, and the VIE during the six months ended April 30, 2022.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through October 2024. Rent expense under all operating leases, included in operating expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss, amounted to approximately $49,000 and $212,000 for the six months ended April 30, 2023 and 2022, respectively.

Supplemental cash flow information related to leases for the six months ended April 30, 2023 and 2022 is as follows:

	Six Months Ended April 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$43,826	$153,206
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$36,361	$274,531

The following table summarizes the lease term and discount rate for the Company’s operating lease as of April 30, 2023:

Operating Lease
Weighted average remaining lease term (in years)	1.44
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of April 30, 2023:

For the Twelve-month Period Ending April 30:	Operating Lease
2024	$85,578
2025	16,618
thereafter	—
Total lease payments	102,196
Amount of lease payments representing interest	(2,825)
Total present value of operating lease liabilities	$99,371

Current portion	$82,831
Long-term portion	16,540
Total	$99,371

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

NOTE 11 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $72,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2023 and October 31, 2022, cash, cash equivalents and restricted cash balances held in the PRC are $28,856,207 and $694,651, of which, $28,675,232 and $621,929 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash, cash equivalents and restricted cash held in the PRC’s financial institutions.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the six months ended April 30, 2023 and 2022.

	Six Months Ended April 30,
Carrier	2023	2022
A	36%	*
B	24%	*
C	*	14%
D	12%	11%
E	*	11%
*	Less than 10%

Four insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at April 30, 2023, accounted for 86.1% of the Company’s total outstanding accounts receivable at April 30, 2023.

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2022, accounted for 77.5% of the Company’s total outstanding accounts receivable at October 31, 2022.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the six months ended April 30, 2023 and 2022.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the filing. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements and would require adjustment or disclosure thereto.